Tops Holding Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

October 9, 2012

Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, DC 20549

Re:	Tops Holding Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-168065

Dear Mr. Mew:

We submit this letter in response to the comments from the staff of the Division of Corporation Finance of the SEC, received by letter dated September 25, 2012, pertaining to the referenced Form 10-K. The staff’s comments are set forth below in italics, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

1. The Company, Basis of Presentation and Summary of Significant Accounting Policies, page 35

Inventory, page 36

1.	Tell us and disclose how reliable your shrink reserves have been for the past three fiscal years. Further, tell us and disclose the amount of the shrink reserve in Schedule II and as a percentage of sales for the past three fiscal years in MD&A and the reasons for any significant fluctuations.

Company Response:

Our shrink reserves have been materially accurate for our past three fiscal years. As our shrink reserves are not material to our consolidated financial statements, we have not disclosed how reliable our shrink reserves have been, nor have we disclosed our shrink reserves within Schedule II or as a percentage of sales in our MD&A.

Based upon the results of physical inventory counts subsequent to the year-end balance sheet dates for our past three fiscal years, our year-end shrink reserve balances were accurate within 0.3% of our total inventory balances. Our shrink reserves, which relate only to non-perishable inventories as discussed in the succeeding paragraphs, represented 0.3% of total assets as of the end of our past three fiscal years (2009 – 2011).

Tops Holding Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

Our non-perishable inventories, which represented 76% of our total inventories at December 31, 2011, consist of grocery, dairy, frozen, general merchandise, health and beauty care and other non-perishable related products. Full physical counts of non-perishable inventories are performed a minimum of two times annually at each of our supermarket locations, with the last physical count typically occurring within the last two months of the fiscal year. For the period between each supermarket’s last physical inventory and the Company’s latest consolidated balance sheet date, shrink reserves are estimated based upon the supermarkets’ shrink results as a percentage of their respective non-perishable sales for the previous 26 fiscal periods (approximately 24 months). These estimates are continually monitored for reasonableness, adjusted as appropriate, and have resulted in materially accurate shrink reserves.

Our perishable inventories, which represented 12% of our total inventories at December 31, 2011, consist of produce, meat, seafood, bakery, deli, floral, prepared foods and other perishable related products. Full physical counts of perishable inventories are performed as of each balance sheet date. As such, no shrink reserves are required for perishable inventories. Our fuel inventories, which represented 2% of our total inventories at December 31, 2011, are also measured as of each balance sheet date, with no required shrink reserves. Full physical counts of pharmacy inventories, which represented the remaining 10% of our total inventories at December 31, 2011, are performed a minimum of two times annually at each of our supermarket locations. As our historical shrink results related to pharmacy inventories have been nominal, related shrink reserves are not recorded by the Company.

2. Business Acquisition, page 42

2.	We note your Penn Traffic transaction disclosure that “[d]uring Fiscal 2010, the Company liquidated and closed 13 supermarkets and sold an additional 11 supermarkets and certain other acquired assets for proceeds of $20.8 million. During Fiscal 2011, the Company closed an additional supermarket, and sold three of the acquired supermarkets for proceeds of $1.3 million. No gain or loss was recognized on the sale of these supermarkets. An additional acquired supermarket was sold in January 2012.” In that regard, explain to us how you consider guidance within ASC 205-20-45-1 in reporting discontinued operations for the disposed supermarkets in the consolidated income statements. We note you consider each supermarket as an operating segment.

Company Response:

We evaluate supermarket divestitures and closures for presentation in discontinued operations following guidance from ASC 205-20-45-1. To evaluate whether the presentation as a discontinued operation is appropriate, we determine if the sale or closure of a supermarket meets the following conditions: 1) the operations and cash flows of the supermarket have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction; and 2) the Company will not have any significant continuing involvement in the operations of the supermarket. The following describes our conclusions related to the four-step process outlined in ASC 205-20-55 to evaluate whether these conditions are met:

Step 1.	Are continuing cash flows expected to be generated by the ongoing entity? Continuing cash flows are being generated by nearby Tops-owned supermarkets from transactions with customers of 10 of the 29 sold or closed Penn Traffic supermarkets. Five of these supermarkets were sold or closed during 2010, while the remaining five supermarkets were sold or closed during 2011 and early 2012.

Tops Holding Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

For the remaining 19 sold or closed Penn Traffic supermarkets, all of which were sold or closed during 2010, we are not generating continuing cash flows. Evaluation of Step 2 and Step 3 is not necessary for these supermarkets, but subject to evaluation in Step 4.

Step 2.	Do the continuing cash flows result from a migration or continuation of activities? The continuing cash flows related to the 10 sold or closed supermarkets are the result of a migration of customers from these supermarkets to nearby Tops-owned supermarkets that sell the same products to those of the sold or closed locations. The migration of these customers was permitted by the close geographic proximity as these supermarkets are all within five miles of the sold or closed supermarkets. The sales and closures were a result of customer overlap, with certain of the supermarket sales mandated by an Order by the Federal Trade Commission (“FTC”).

Step 3.	Are the continuing cash flows significant? We expected, and generated, continuing cash flows related to the 10 sold or closed supermarkets that we believe is significant based on a comparison between the expected continuing cash flows to be generated by the Company after the sales and closures, and the cash flows that would have been expected to be generated by the sold and closed supermarkets absent the disposal transactions, in accordance with ASC 205-20-55. We considered the guidance in ASC 205-20-55-22 and concluded that no significant changes in continuing cash flows occurred that would suggest our initial conclusions should be reassessed.

Step 4.	Does the ongoing entity have significant continuing involvement in the operations of the disposed component? Given the preceding conclusions for the 10 sold or closed supermarkets with continuing cash flows, this step is not applicable for these supermarkets.

We have no continuing involvement in the remaining 19 sold or closed Penn Traffic supermarkets.

Given the preceding conclusions for the 10 sold or closed supermarkets with continuing cash flows, and as these cash flows are considered direct cash flows, classification as discontinued operations would not be appropriate. As we were not generating continuing cash flows and have no continuing involvement in the remaining 19 supermarkets, these supermarkets would have met the criteria for classification as discontinued operations. However, when evaluating the separate classification of these supermarkets as discontinued operations, we concluded that such presentation was not necessary as these supermarkets were not material to our consolidated financial statements based upon an analysis performed under the guidance set forth in Staff Accounting Bulletin No. 99 (“SAB 99”). These 19 supermarkets were operated by the Company for a very short period as they were all sold or closed by early May 2010, just over three months subsequent to their acquisition in January 2010. Accordingly, the only fiscal year for which discontinued operations treatment would have been applicable is Fiscal 2010.

Tops Holding Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

Summarized below is quantitative data we used in our analysis (dollars in thousands).

	Consolidated		Discontinued Operations (19 Supermarkets)
	$		$	%
Fiscal 2010:
Net Sales	$2,257,536		$26,808	1.2%
Gross Profit	633,691		7,803	1.2%
Total Operating Expenses	(623,058)		(8,697)	1.4%
Pre-Tax Loss	(35,958	)(1)	(894)	2.5	%(1)

(1)

Given the pre-tax loss of both the Company and the supermarkets that would have met discontinued operations treatment, separate discontinued operations classification would have reduced the pre-tax loss that would have been reported from continuing operations. Our Fiscal 2010 pre-tax loss includes a $15.7 million bargain purchase related to the retained Penn Traffic supermarkets. Without the impact of the bargain purchase, the pre-tax loss of the sold or closed Penn Traffic supermarkets meeting the criteria for discontinued operations treatment would have been 1.7% of our consolidated pre-tax loss.

We also considered qualitative factors summarized as follows:

•	Our classification of these supermarkets does not mask a change in earnings or other trends.

•	Our classification of these supermarkets was not an attempt to hide a failure to meet analysts’ expectations.

•	The classification did not change an operating loss into income or vice-versa.

•	Our compliance with regulatory requirements was not affected.

•	Our compliance with loan covenants or other contractual requirements was not affected.

•	Management is not trying to conceal unlawful or inappropriate acts.

Based on the quantitative and qualitative factors, we believe the judgment of a reasonable investor would not have been changed or influenced by the classification of the closed and sold supermarkets as discontinued operations in our Form 10-K for the year ended December 31, 2011.

In applicable future filings with the SEC, we will disclose that certain supermarkets meeting the criteria for classification as discontinued operations were not separately presented as their activity was not considered material to our financial statements as a whole.

Tops Holding Corporation P.O. Box 1027 Buffalo, New York 14240-1027 (716) 635-5000

15. Commitments and Contingencies, page 54

Legal Proceedings, page 55

3.	You state in your disclosure, “[I]t is possible that the Company could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated. As the Company is unable to determine the amount of any potential liability, no amounts were accrued as of December 31, 2011 and January 1, 2011.” It is unclear to us if you have established provisions or reserves related to your legal proceedings. Please advise us and clarify your disclosure.

Company Response:

We did not establish any provisions or reserves related to our legal proceedings as of December 31, 2011 and January 1, 2011. We will replace our current disclosure with a disclosure similar to the following in our next Form 10-Q and applicable future filings with the SEC:

“The Company is unaware of legal proceedings that are expected to materially impact the Company’s financial statements as a whole. Accordingly, no amounts related to legal proceedings were accrued as of December 31, 2011 and January 1, 2011.”

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (716) 635-5301.

Sincerely,

/s/ William R. Mills
Chief Financial Officer

cc:	Robert Babula, Staff Accountant

Frank Curci, Chief Executive Officer

David Langless, Chief Accounting Officer

Audit Committee